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Exhibit 21

SUBSIDIARIES OF INTERNATIONAL MULTIFOODS CORPORATION

        The following is a list of the Company's subsidiaries as of March 1, 2003, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation
Fantasia Confections, Inc.	California
Martha White Foods, Inc.	Delaware
Multifoods Bakery Distributors, Inc.	Delaware
Multifoods Bakery International, Inc.	Delaware
Inversiones 91060, C.A.	Venezuela
Multifoods Brands, Inc.	Delaware
Multifoods Inc.	Delaware
Multifoods Inc.	Minnesota
Multifoods Manufacturing, Inc.	Delaware
Robin Hood Multifoods Inc.	Ontario
Multifoods Ltd.	Ontario
Gourmet Baker Inc.	Ontario
980964 Ontario Limited	Ontario
Windmill Holdings Corp.	California

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SUBSIDIARIES OF INTERNATIONAL MULTIFOODS CORPORATION